Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated March 16, 2006 relating to the financial statements, financial statement schedule, management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which appears in Corporate Office Properties Trust’s Annual Report on Form 10-K for the year ended December 31, 2005.  We also consent to the incorporation by reference of our report dated April 3, 2006 relating to the Historical Summaries of Revenue and Certain Expenses of the Hunt Valley/Rutherford Portfolios which appears in the Current Report on Form 8-K dated April 3, 2006.  We also consent to the references to us under the headings “Experts” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Baltimore, Maryland

April 3, 2006